YUKON-NEVADA GOLD CORP. SPECIAL GENERAL MEETING RESULTS

Vancouver, BC – January 12, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, the President and CEO of Yukon-Nevada Gold Corp. (the "Company"), announces that that Company shareholders overwhelmingly approved all resolutions, as previously set out in the Company’s news release dated December 23, 2009, (the “Resolutions”) brought before them at the Company’s special meeting (the “Meeting”) held in Vancouver, British Columbia on January 12, 2010 including:

1.           the issuance of up to 85,200,000 inducement warrants for the early exercise of existing warrants that expired on December 17, 2009;

2.           the issuance of up to 87,200,000 inducement warrants for the early exercise of existing warrants expiring on June 17, 2010;

3.           the issuance of 10,000,000 inducement warrants for the early exercise of existing warrants expiring on February 6, 2012 and February 28, 2012; and

4.           the issuance of one-half of an inducement warrant for the exercise of 10,250,000 existing warrants expiring on February 28, 2012.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.